EXHIBIT 17.1

January 11, 2010

Mr. James M. Ryan, & Financial Services for the Antares Group of Companies in Bangkok, Thailand.
10th Floor, Fenix Tower
571 Sukhumvit Rd, Klongton-Nua
Wattana, Bangkok 10110, Thailand

OBJECT: NOTICE OF TERMINATION DUE TO WORK RULES VIOLATION

Dear Mr. James M. Ryan, & Financial Services for the Antares Group of Companies in Bangkok, Thailand

You are hereby given notice that your employment with the company shall be terminated immediately.

This action is necessary due to the one of the following violations of company work rules: Releasing privileged, confidential, or otherwise company matters protected from disclosure.

It is the policy of this company to protect its trade secrets, customer lists and other confidential or proprietary information as vigorously as possible. We remind you that we consider our clients, our business procedures and our business plans to be proprietary.

We request that you return any and all property that was generated or obtained during your employment with this company, including any documents, handbooks, account ledgers, financial documents, manuals, computers, computer programs, software, keys, security cards, etc.

We regret that this action is necessary and wish you success in your future endeavors.

Sincerely,

/s/ Han Schulte

Hans Schulte
Pres. & Ceo
+1 702 577 1159
infoacarbon-reducer.com

Carbon Credits International Inc.
2300 E. Sahara Av., Suite 800, Las Vegas, Nevada, 89123, United States
Tel: +1 702 577 1159 / Fax:
www.carbon-reducer.com